VIA EDGAR

August 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Jason Niethamer

Re:	Form 20-F for the Fiscal Year Ended December 31, 2004 Filed April 15, 2005 File No. 000-28584

Ladies and Gentlemen:

        Check Point Software Technologies Limited (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated July 21, 2005 (the “Comment Letter”). We refer the Staff to the Company’s letter dated August 5, 2005, submitted to the Staff as correspondence, in which we confirmed that we would submit this response to the Comment Letter by August 23, 2005.

        To facilitate your review of our responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2004

Controls and Procedures, page 53

1.	Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is “recorded, processed, summarized and reported timely.” This disclosure does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your officers to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are also effective with respect to the foregoing requirement. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.

        In response to the Staff’s comment, the Company hereby confirms that it maintains disclosure controls and procedures, as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to provide reasonable assurance (i) that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company confirms that its management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s annual report on Form 20-F. Based on that evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that (i) information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

2.	You state that there can be no assurance that your disclosure controls and procedures will detect or uncover all failures to disclose material information. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

        The Company respectfully submits that any system of disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of such system will be met. The Company respectfully refers the Staff to its response to Comment 1 above and confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In addition, as stated in the response to Comment 1, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

3.	We note your disclosure that “there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof.” Consistent with the evaluation required by Rule 13a-15(d) of the Exchange Act, please confirm to us definitively whether there has been any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Section II.F.4 of Release No. 33-8238 for additional guidance.

        In response to the Staff’s comment, the Company confirms that there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by the Company’s annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notes to Consolidated Financial Statements

Note 9: Taxes on Income, page F-25

4.	We note your disclosure that no deferred income taxes have been provided on income attributable to your Approved Enterprise production facilities in Israel. Even though you currently intend to reinvest the amount of your tax-exempt income and not distribute such income as a dividend, a deferred tax liability may still be necessary unless the undistributed earnings are essentially permanent in duration. Please tell us whether the undistributed tax-exempt income is essentially permanent in duration.

        In response to the Staff’s comment, the Company confirms that, pursuant to a binding resolution of its board of directors adopted prior to the Company’s initial public offering, the Company has determined that it will not distribute any amount of its undistributed tax-exempt income as a dividend. Accordingly, the undistributed tax-exempt income is essentially permanent in duration.

Acknowledgment

        In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company's annual report on Form 20-F;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report on Form 20-F; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or concerns with respect to the foregoing, please contact the undersigned at 011 9723 7534929 or by facsimile at 011 9723 7534940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President and Chief Financial Officer

cc:	John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati